[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

November 12, 2015	91322.00010

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions – International Uncommon Values Trust, 2015 Series

(the “Fund”) (File No. 333-207358)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated November 6, 2015, with respect to the above-referenced Fund. The Fund consists of one underlying unit investment trust portfolio, International Uncommon Values Trust, 2015 Series (the “Portfolio”).

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Fund’s registration statement will be reflected in the Fund’s pricing amendment, which is currently anticipated to be filed on or about November 17, 2015. Capitalized terms have the same meanings as in the Fund’s registration statement, unless otherwise indicated.

General

1. As the Fund’s name includes the term “international,” please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. Please explain the test that the Fund proposes to use when determining that an issuer is located in a particular country/region.

Response: In accordance with the above comment, the “Investment Summary – Investment Concept and Selection Process” section will be revised to clarify that all the stocks selected for inclusion in the Portfolio will be of companies determined to be tied economically to, and are located in, countries outside the U.S. and Canada. During its fifteen month life the Portfolio’s fixed composition of international stocks will vary only due to extraordinary circumstances because the Portfolio is an unmanaged unit investment trust. Accordingly, subsequent purchases of securities during the course of the Portfolio’s anticipated three month initial offering period will be limited to the international stocks initially selected by the Sponsor, all of which will be disclosed in the pricing amendment under the “Portfolio” section.

Prospectus

Investment Concept and Selection Process – page 2

2. The disclosure states that the Trust generally consists of stocks with market capitalization exceeding $1 billion. Please explain whether the Fund’s investment strategy will focus on issuers within a particular market capitalization range. Please include corresponding risk factors if the Fund’s principal strategy includes investing in small and mid-capitalization companies.

Response: The Portfolio will consist primarily of large capitalization stocks (market capitalization of at least $28.7 billion), with the remaining portion consisting only of mid-capitalization stocks (market capitalization of at least $2.4 billion but less than $28.7 billion). The $1 billion market capitalization figure presented in the “Investment Summary – Investment Concept and Selection Process” reflects only a minimum threshold for identifying the initial selection universe, and in fact, no small-cap stocks (market capitalization of less than $2.4 billion) will be included in the Portfolio.  In accordance with the above comment, the “Investment Summary — Investment Concept and Selection Process” will be revised to clarify that the Portfolio will consist primarily of large capitalization stocks, and the “Risk Factors” section will be revised to include disclosure discussing the risk of investing in mid-capitalization stocks.

Principal Risk Factors – page 3

3. The disclosure indicates the Fund will invest significantly in one or more sectors. Please identify the sectors and refer to the “Risk Factors” section where an investor can find additional disclosure regarding risks associated with such sectors.

Response: The “Investment Summary – Principal Risk Factors” and the “Risk Factors” sections have been updated in accordance with the above comment.

Risk Factors – page 15

4. The section states that the Fund’s portfolio will invest significantly in securities issued by financial companies. Please confirm that these investments do not include any passive foreign investment companies. We may have additional comments.

Response: The Portfolio will not consist of passive foreign investment companies.

Redemption – page 22

5. Please explain that the Fund will not offer in-kind redemptions because its portfolio will consist primarily of foreign securities. Briefly explain why in-kind redemptions under the circumstances are not possible and/or practical.

Response: The registration statement for Morgan Stanley Global Investment Solutions— Uncommon Values Trust, 2015 Series and Uncommon Values Growth & Income Series, 2015 (The “UCV Trusts”), which consists of unit investment trust series also deposited by the Sponsor, permits unitholders of those series to request in-kind distributions of securities upon redemption or termination, subject to certain restrictions. The Sponsor does not permit in-kind distributions for the Fund or for the other unit investment trust series it sponsors, with the exception of the UCV Trusts in order to accommodate unitholders of previous such series who were able to redeem in-kind when these series were deposited by other sponsors.  As is the case with the registration statements for all the unit investment trusts sponsored by the Sponsor other than the UCV Trusts, the Fund’s registration statement will not include disclosure regarding in-kind disclosure because it is inapplicable to this series.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Tuesday, November 17, 2015. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures